REXAM

Office of International Finance
Mail Stop 3-4
Securities & Exchange Commission
450 5th Street NW
Washington DC 20549
USA

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 06 2003
WASH. D.C. 155

DIRECT
TEL 020 7227 4132
FAX 020 7227 4139

28 January 2003

03003724

SUPPL

FILE NO. 82-3

PROCESSED
MAR 03 2003
THOMSON FINANCIAL

Dear Sirs

Rexam PLC

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of Rexam PLC, File number 82-3.

Yours faithfully

Jennifer Smith

Jennifer Smith
Assistant Company Secretary

dlw 2/10

REXAM PLC
4 MILLBANK
LONDON SW1P 3XR
UNITED KINGDOM
TEL +44 (0)20 7227 4100
FAX +44 (0)20 7227 4109
www.rexam.com

REXAM PRESS RELEASE

Rexam increases $7^{1}/_{8}\%$ 2009 Sterling Bond issue to £370 m

Following the success of its benchmark debut issues of bonds in March 2002, Rexam PLC, the global consumer packaging company, has re-opened its $7^{1}/_{8}\%$ 2009 Sterling Bond, increasing it by £120m, to a total issue of £370m. The 'tap' issue was priced at Gilts plus 160bp to give a re-offer price to investors of £105.978 per £100 nominal.

The proceeds of the issue will be used to refinance existing debt.

Commenting on the transaction, Chris Bowmer, Rexam Treasurer, said: "Re-opening the 2009 Sterling Bond has enabled Rexam to further diversify its funding sources, to extend the maturity of its debt and to meet investor demand. The joint bookrunners, HSBC and SSSB, quickly generated a high quality order book, which enabled Rexam to close and price the deal at initial price guidance. The now increased size of the issue should ensure that it remains a liquid benchmark, which should benefit its future performance."

22 January 2003

Enquiries
Chris Bowmer, Treasurer 020 7227 4110

Financial Dynamics
Richard Mountain 020 7269 7186

Rexam is one of the world's top five consumer packaging groups. It is a leading global beverage can maker and the No 1 can maker in Europe. Its global operations focus on beverage packaging in metal, glass and plastic, and plastic packaging solutions for the beauty, healthcare, and food industries around the world. The Rexam Group employs some 21,000 people in around 20 countries worldwide and has an ongoing turnover of approximately £3.0 billion. Rexam is a member of the FTSE 100. Its ordinary shares are listed with the UK Listing Authority and trade on the market for listed securities on the London Stock Exchange under the symbol REX. For further information, visit Rexam's website at www.rexam.com